K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 4, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig Sonny Oh

Re: John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-212374 Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Oh:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on August 3, 2016, from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Lifestyle Growth PS Series, International Value Trust, and 500 Index Trust B, each a series of the Trust (each an “Acquiring Fund”), in connection with the reorganization of Franklin Templeton Founding Allocation Trust, International Core Trust, and U.S. Equity Trust, each also a series of the Trust, respectively (each an “Acquired Fund”) (each a “Reorganization”). The Registration Statement was filed with the SEC on July 1, 2016, accession no. 0001133228-16-010680. This letter responds to additional comments from the staff relating to comments that were originally addressed in a letter to the staff dated August 1, 2016, responding to comments from Ms. Fettig and Sonny Oh, also of the SEC staff (the “Initial Letter”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

A.	Contract Owner Letter

1.	Comment — The staff reiterates Ms. Fettig’s Comment 2 from the Initial Letter, in which the staff asked the Trust to disclose in the introductory letter addressed to Variable Annuity and Variable Life Contract Owners (the “Contract Owner Letter”) the rationale for the allocation of Reorganization expenses entirely to the Acquired Funds, in accordance with Item 2 of the 2010/11 Investment Company Industry Developments Audit Risk Alert.

Response — The Trust has made the requested change in the Contract Owner Letter and has made comparable changes in the combined proxy statement and prospectus (the “Proxy/Prospectus”) under “Overview of the Reorganization” and “Information About the Reorganizations—Agreement and Plan of Reorganization,” and in the Statement of Additional Information under “Pro Forma Financial Information.”

B.	Proxy/Prospectus

2.	Comment — With respect to Ms. Fettig’s Comment 10 from the Initial Letter, please confirm that the annual fund operating expense tables reflect current expenses, in accordance with Item 3 of Form N-14.

Response — The Trust so confirms.

3.

Comment — With respect to Ms. Fettig’s Comment 13 from the Initial Letter, the staff notes that, for purposes of calculating expense examples in a registration statement filed on Form N-14, the commencement date of any

August 4, 2016

contractual expense limitation arrangement is the effective date of the registration statement. Accordingly, the staff requests that the Trust recalculate the expense examples under “Proposal 3 — Approval of Agreement and Plan of Reorganization Providing for the Reorganization of U.S. Equity Trust into 500 Index Trust B” to reflect the contractual expense limitation arrangement from August 1, 2016 through April 30, 2018, the arrangement’s expiration date.

Response — The Trust has made the requested change.

4.	Comment — With respect to Ms. Fettig’s Comment 13 from the Initial Letter, the staff asks that the Trust disclose the specific reasons why each Acquired Fund is proposed to merge with its corresponding Acquiring Fund.

Response — The Trust has added the requested disclosure under the heading “Information About the Reorganizations—Reasons for the Reorganizations.”

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*            *             *

The Trust, on behalf of the Acquiring Funds, intends to file definitive forms of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Betsy Anne Seel, Assistant Secretary of the Trust, at (617) 663-2166.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Betsy Anne Seel